December 9, 2014

VIA EDGAR

Matthew Crispino

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crossroads Systems, Inc. Request to Withdraw
Registration Statement on Form S-1, File Number 333-198861

Dear Mr. Crispino:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Crossroads Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (Registration No. 333-198861), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the public offering contemplated thereby. The Registration Statement has not been declared effective, and the Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

The Company advises the Commission that it may undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act, although no determination has been made regarding the specific timing or form of any transaction.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use pursuant to such Rule.

If you have any further questions, or if you require additional information, please do not hesitate to contact our counsel, Mr. J. Matthew Lyons of Andrews Kurth LLP, at (512) 320-9284, or Mr. Michael Sullivan of Andrews Kurth LLP at (512) 320-9287. Thank you for your attention to this matter.

Sincerely,

Crossroads Systems, Inc.

/s/ Richard K. Coleman, Jr.
Richard K. Coleman, Jr.
President and Chief Executive Officer

cc: J. Matthew Lyons, Andrews Kurth LLP